Exhibit 12

RITE AID CORPORATION AND SUBSIDIARIES

STATEMENT REGARDING THE COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK

DIVIDENDS

We have calculated the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends in the following table by dividing earnings by fixed charges and earnings by the sum of fixed charges and preferred stock dividends, respectively. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Twenty-Six Weeks Ended		Fiscal Year Ended
	August 28, 2010	August 29, 2009	February 27, 2010 (52 weeks)	February 28, 2009 (52 weeks)	March 1, 2008 (52 weeks)	March 3, 2007 (52 weeks)	March 4, 2006 (53 weeks)
Fixed charges:
Interest expense	$281,335	$238,306	$515,763	$477,627	$449,596	$275,219	$277,017
Interest portion of net rental expense(1)	159,437	159,510	320,506	320,947	287,934	195,592	189,756
Fixed charges before capitalized interest	440,772	397,816	836,269	798,574	737,530	470,811	466,773
Capitalized interest	302	244	859	1,434	2,069	1,474	934
Total fixed charges	441,074	398,060	$837,128	$800,008	$739,599	$472,285	$467,707
Preferred stock dividend requirement(2)	9,206	8,676	17,614	43,536	65,066	62,910	65,446
Total combined fixed charges and preferred stock dividends	$450,280	$406,736	$854,742	$843,544	$804,665	$535,195	$533,153
Earnings:
(Loss) income before income taxes	$(260,693)	$(205,142)	$(479,918)	$(2,582,794)	$(273,499)	$13,582	$43,254
Fixed charges before capitalized interest	440,772	397,816	836,269	798,574	737,530	470,811	466,773
Total earnings and fixed charges	180,079	192,674	$356,351	$(1,784,220)	$464,031	$484,393	$510,027
Ratio of earnings to fixed charges	—	—	—	—	—	1.03x	1.09x
Ratio of earnings to combined fixed charges and preferred stock dividends(3)	—	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$(260,995)	$(205,386)	$(480,777)	$(2,584,228)	$(275,568)	—	—
Deficiency of earnings to combined fixed charges and preferred stock dividends	$(270,201)	$(214,062)	$(498,391)	$(2,627,764)	$(340,634)	$(50,802)	$(23,126)

(1)          The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)          The preferred stock dividend requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3)          For the twenty-six week periods ended August 28, 2010 and August 29, 2009 and the fiscal years ended February 27, 2010, February 28, 2009, March 1, 2008, March 3, 2007 and March 4, 2006, earnings were insufficient to cover fixed charges by approximately $270.2 million, $214.1 million, $498.4 million, $2.6 billion, $340.6 million, $50.8 million and $23.1 million, respectively.